

07004535

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Davis Distributors, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2949 East Elvira Road, Suite 101
(No. and Street)

Tucson (City) AZ (State) 85706 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary P. Tyc (520) 434-3720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
R & A CPAs
(Name – *if individual, state last, first, middle name*)

4542 E. Camp Lowell Drive, Suite 100 (Address) Tucson (City) AZ (State) 85712 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary P. Tyc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davis Distributors, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANADINE M. LOPEZ
NOTARY PUBLIC-ARIZONA
PIMA COUNTY
My Comm. Exp. April 11, 2010

Notary Public

Signature

Vice President

Title

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIS DISTRIBUTORS, LLC
A Wholly-Owned Subsidiary Of
Davis Selected Advisers, L.P.

SEC I.D. No. 39258

ANNUAL REPORT FORM X-17A-5
For the Year Ended December 31, 2006
and Independent Auditors' Report and Supplemental
Report on Internal Control
Filed in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT


R & A CPAs
A PROFESSIONAL CORPORATION

Don Radakovich, CPA
Thomas K. Furrier, CPA
Tariq A. Khan, CPA
Victor D. Puchi, CPA
Scott F. Hess, CPA
Phillip C. Dalrymple, CPA

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Davis Distributors, LLC
Tucson, Arizona

We have audited the statement of financial condition of Davis Distributors, LLC (the "Company"), a wholly-owned subsidiary of Davis Selected Advisers, L.P., as of December 31, 2006, and the related statements of operations, cash flows and changes in shareholders' equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Davis Distributors, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This supplemental schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

R & A CPAs

A Professional Corporation

Tucson, Arizona
February 9, 2007

4542 E. Camp Lowell Drive, Suite 100 • Tucson, Arizona 85712
(520) 881-4900 • fax (520) 881-1475 • www.RandAcpas.com

Davis Distributors, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS:	
Cash and equivalents	$ 51,294,087
Receivables:	
Expenses advanced for mutual funds	22,812,508
Underwriting commissions	222,595
Due from related party	1,026,403
Other current assets	862,707
Total current assets	76,218,300
OTHER ASSETS:	
Other assets	47,757
Deferred sales commissions, net	32,472,455
Property and equipment, net of accumulated depreciation of $1,801,945	3,598,657
TOTAL	$ 112,337,169

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 43,445,470
Total current liabilities	43,445,470
SHAREHOLDERS' EQUITY:	
Common stock, 100 shares authorized, issued and outstanding, $10 par value	1,000
Additional paid-in capital	217,227,656
Accumulated deficit	(148,336,957)
Shareholders' equity	68,891,699
TOTAL	$ 112,337,169

See notes to financial statements

Davis Distributors, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Distribution plan fees	$ 195,225,239
Underwriting commissions	5,273,446
Interest income	1,657,584
Other income	163,000
Total	202,319,269
EXPENSES:	
Selling, general and administrative	231,915,032
Amortization of deferred sales commissions	15,919,581
Salaries, wages and benefits	2,127,088
Total	249,961,701
NET LOSS	$ (47,642,432)

See notes to financial statements

Davis Distributors, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(47,642,432)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	504,185
Amortization of deferred sales commissions	15,919,581
Gain on sale of fixed assets	(163,000)
Changes in operating assets and liabilities:	
Expenses advanced for mutual funds	(5,517,432)
Underwriting commissions receivable	74,451
Due to/from related party	(6,185,673)
Other assets	(278,108)
Deferred sales commissions	(5,046,902)
Accounts payable and accrued expenses	9,990,071
Cash used in operating activities	(38,345,259)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of fixed assets	962,500
Purchase of fixed assets	(2,159,192)
Cash used in investing activities	(1,196,692)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional capital contributions	35,000,000
Cash provided by financing activities	35,000,000
DECREASE IN CASH AND EQUIVALENTS	(4,541,951)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	55,836,038
CASH AND EQUIVALENTS AT END OF YEAR	$ 51,294,087

See notes to financial statements

Davis Distributors, LLC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional		
	Shares Outstanding	Amount	Paid-In Capital	Accumulated Deficit	Total
BALANCE AT DECEMBER 31, 2005	100	$ 1,000	$182,227,656	$(100,694,525)	$ 81,534,131
Capital contributions			35,000,000		35,000,000
Net loss				(47,642,432)	(47,642,432)
BALANCE AT DECEMBER 31, 2006	100	$ 1,000	$217,227,656	$(148,336,957)	$ 68,891,699

See notes to financial statements

Davis Distributors, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

Note 1 – Summary of Significant Accounting Policies

Davis Distributors, LLC ("the Company") is organized under the Delaware Limited Liability Company Act, and is a wholly-owned subsidiary of Davis Selected Advisers, L.P. The Company acts as general distributor for the sale and distribution of shares of registered investment companies (the "Funds") managed by Davis Selected Advisers, L.P. As a limited liability company, the Company is not subject to income taxes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

The Company acts as the general distributor under distribution plans (the "Plans"), pursuant to Rule 12b-1 of the Investment Company Act of 1940, for all managed funds. The Company is paid a commission on the proceeds from the sale of certain shares of the funds, which is recorded on the date of sale (trade date).

Commissions paid to brokers and dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized generally over six years. Distribution plan fees received by the Company from such mutual funds are credited to income as earned. Early withdrawal charges received by the Company from redeeming shareholders reduce the unamortized deferred sales commissions.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments. The Company places its temporary cash investments with its principal bank and in money market funds managed by Davis Selected Advisers, L.P. The money market investment is recorded at cost which approximates market value; dividend income is recorded when earned. The money market investment is included in cash and equivalents in the Statement of Financial Condition.

Property and equipment is recorded at cost. Equipment depreciation expense is provided for over the assets' estimated useful lives using the straight-line method. Leasehold improvements are amortized using the straight-line method over the terms of the applicable lease agreements.

Note 2 – Related Parties

Certain officers and directors of the Company also serve as officers and directors of the Funds.

Davis Selected Advisers, L.P. has agreed to make additional capital contributions to the extent required to maintain net capital.

Note 3 - Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that all transactions are limited to the purchase, sale and redemption of shares of a registered investment company; it does not hold funds or securities for customers; and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer. Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of $7,061,176 and net capital requirements of $2,896,365. The ratio of aggregate indebtedness to net capital was 6.15 to 1.



SUPPLEMENTAL SCHEDULE

Davis Distributors, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2006

NET CAPITAL:	
Shareholders' equity (see Statement of Financial Condition)	$ 68,891,699
Less nonallowable assets:	
Deferred sales commissions, net	(32,472,455)
Receivables and other assets	(24,749,373)
Property and equipment, net	(3,598,657)
Total	(60,820,485)
Net capital before haircut and other deductions	8,071,214
Less haircut on investments:	
Money Market mutual funds	(1,010,038)
Net capital	7,061,176
MINIMUM NET CAPITAL REQUIREMENT - The greater of $25,000 or 6-2/3% of aggregate indebtedness of $43,445,470	2,896,365
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 4,164,811
AGGREGATE INDEBTEDNESS (See Statement of Financial Condition)	$ 43,445,470
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	6.15 to 1

The differences that exist between the above net capital computation and the corresponding calculations included in the Company's Form X-17A-5 Part IIA filing are immaterial.

See notes to financial statements


R & A CPAs
A PROFESSIONAL CORPORATION

Don Radakovich, CPA
Thomas K. Furrier, CPA
Tariq A. Khan, CPA
Victor D. Puchi, CPA
Scott F. Hess, CPA
Phillip C. Dalrymple, CPA

February 9, 2007

Davis Distributors, LLC
2949 East Elvira Road, Suite 101
Tucson, Arizona 85706:

In planning and performing our audit of the financial statements of Davis Distributors, LLC (the "Company") for the year ended December 31, 2006 (on which we issued our report dated February 9, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

4542 E. Camp Lowell Drive, Suite 100 • Tucson, Arizona 85712
(520) 881-4900 • fax (520) 881-1475 • www.RandAcpas.com

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

R & A CPAs

A Professional Corporation

Tucson, Arizona
February 9, 2007

END